FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

October 21, 2009

Item 3: News Release:

A news release dated and issued on October 21, 2009 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

Pacific North West Capital Corp. Mobilizes Drill to Rock & Roll Polymetallic (Au-Ag-Cu-Pb-Zn) Project, British Columbia

Item 5: Full Description of Material Change:

Gold and Silver rich polymetallic mineralization with similarities to Eskay Creek

•

Historic indicated resource of 580,544 tonnes at 2.4 g/t gold, 335.9 g/t silver, 0.64% copper, 0.79% lead, and 3.1% zinc

•

Open along strike and at depth

October 21, 2009  Vancouver, Canada – Pacific North West Capital Corp. (“PFN”) (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J.F) is pleased to announce that a diamond core drill has been mobilized to its Rock and Roll Project in northern British Columbia. The work program will focus on infill drilling in the Black Dog and SRV zones to further define known mineralization. It is anticipated that this drilling, coupled with concurrent re-logging and re-sampling of historic core, will allow completion of a NI 43-101 compliant resource estimate for the property in the first quarter of 2010. On conclusion of the infill program, the drill will be used to test conductive anomalies identified by an airborne AeroTEM3 survey completed over the property in August 2009.

About the Rock and Roll Project

The Rock and Roll Project is under option from Misty Creek Ventures Ltd, First Fiscal Enterprises Ltd. and Pamicon Developments Ltd.

Under the terms of the option agreement, PFN can earn a 100% interest in the property over a four year period by completing $2,000,000 in exploration expenditures, paying $130,000 and providing a total of 600,000 PFN shares to the vendors. The property consists of 11 claims totalling 4244 ha (10,487 acres) and is located in the Liard Mining District approximately 9 km west of the Bronson airstrip and exploration camp in northern British Columbia.

The Rock & Roll Project hosts precious metals rich, volcanogenic massive sulphide (VMS) mineralization in a volcano-sedimentary host rock package of apparent Triassic age. The mineralization shows similarities to the gold and silver rich mineralization of Barrick Gold’s past producing Eskay Creek mine.

Known mineralization on the Rock and Roll Project occurs in multiple stacked sulphide lenses in two zones, the Black Dog and SRV zones, over a strike length of approximately 950 metres. At least 5 km of strike length of the prospective lithologies is present on the property. Historic drilling has tested the known mineralization down to depths of only about 160 meters. Thus there is the potential for additional mineralization along strike and at depth.  (see map attachment)

The Black Dog zone hosts an historic, non-NI 43-101 compliant, indicated resource of 580,544 tonnes grading 2.4 g/t gold, 335.9 g/t silver, 0.64% copper, 0.79% lead, and 3.1% zinc  (Government of BC, MINFILE No 104B 377). This resource is historic in nature, has not been verified by the Company, and should not be relied upon.

2009 Work Program

The 2009 work program commenced with staking of additional claims surrounding the core Rock and Roll property. This was followed by a 350 line kilometre AeroTem3 helicopter-borne magnetic/electromagnetic survey completed in early August by Aeroquest Limited.  The survey identified numerous conductors on the property which may represent additional zones of mineralization. Ground truthing of anomalies will be carried out as infill drilling on the Black Dog and SVR zones is completed, and the drill will subsequently be used to test prospective anomalies in an effort to expand the known strike length of the mineralization.

PFN has also entered into a Private Public Partnership agreement with the Geological Survey Branch (GSB) of the BC Ministry of Energy, Mines and Petroleum Resources. Under this agreement, two senior geologists from the GSB will complete geological mapping and sampling on the Rock and Roll Project, as well as in the district as a whole. The goal of this work is to define the age and stratigraphic association of the host rocks to the Black Dog and SVR mineralization, and to evaluate the potential for this type of mineralization elsewhere on the property and throughout the district.

Jon Findlay, Ph.D, P.Geo, PFN’s Vice President of Exploration, is the Qualified Person as defined under NI-43-101 for this press release.

Hoodoo River
Twin River
G
H
H
A
A1
J
Twin River
BLACK DOG
SRV
E
F
L
M
M
N
O
Q
P
Iskut River
Hoodoo River
Zippa Creek
Raven Creek
Raven Creek
6,292,000 mN
6,290,000 mN
6,288,000 mN
6,286,000 mN
6,284,000 mN
358,000 mE
360,000 mE
362,000 mE
364,000 mE
366,000 mE
368,000 mE
in nT
Pacific North West Capital Corp.
Rock & Roll
COMPILATION
MAP
EQUITY
OCT 2009
1:50,000
UTM 9 - NAD83
LIARD
104B/11,14
BC
Figure
2

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Charlotte Brown, Corporate Secretary

Telephone:  604-685-1870      Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 21st day of October 2009.